UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Marchex, Inc.
(Name of Issuer)

Class B common stock, par value $0.01 per share
(Title of Class of Securities)

56624R108
(CUSIP Number)

Jonathan Brolin 2 Depot Plaza Bedford Hills New York 10507 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,120,129

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

4,120,129

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,120,129

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Long Only Value Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,229,430

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,229,430

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,229,430

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Brolin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,120,129

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,120,129

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,120,129

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	56624R108

Item 1.	Security and Issuer.

This statement on the amendment to Schedule 13D (the “Schedule 13D”) relates to the Class B common stock, par value $0.01 (the “Class B Common Stock”), of Marchex, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 520 Pike Street, Suite 2000, Seattle, Washington 98101.

Item 2.	Identity and Background.

(a)-(c)

This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC (“Edenbrook”), a New York limited liability company, as the investment manager to certain private investment funds, with respect to Class B Common Stock owned by such private investment funds, (ii) Edenbrook Long Only Value Fund, LP (the “Fund”), a Delaware limited partnership, with respect to Common Stock owned by such private investment fund and (iii) Jonathan Brolin (“Mr. Brolin”), a United States citizen and the principal of Edenbrook with respect to the Class B Common Stock owned by such private investment funds (collectively, the “Reporting Persons”).

Mr. Brolin’s present principal occupation or employment is acting as a private investor. The principal business address of Mr. Brolin and Edenbrook is 2 Depot Plaza, Bedford Hills, New York 10507. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

	(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Class B Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $13,869,806. The Class B Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	Purpose of Transaction.

No material changes have been made to the Reporting Person’s Item 4 disclosure in the 13D/A previously filed on February 9, 2017 (Amendment No. 3).

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 4,120,129 shares of Class B Common Stock, constituting 10.7% of the shares of Class B Common Stock, based upon 38,613,134 shares of Class B Common Stock outstanding as of November 3, 2017, as set forth in the Quarterly Report on 10-Q for the quarterly period ended September 30, 2017 filed by the Issuer on November 6, 2017 and (ii) the Fund may be deemed to be the beneficial owner of 3,229,430 shares of Class B Common Stock, constituting 8.4% of the shares of Class B Common Stock, based upon 38,613,134 shares of Class B Common Stock outstanding as of November 3, 2017, as set forth in the Quarterly Report on 10-Q for the quarterly period ended September 30, 2017 filed by the Issuer on November 6, 2017.

Edenbrook has the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 4,120,129 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 4,120,129 shares of Class B Common Stock.

The Fund has the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 3,229,430 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 3,229,430 shares of Class B Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 4,120,129 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 4,120,129 shares of Class B Common Stock.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B. All such transactions were carried out in open market transactions.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Class B Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This item is not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2017
(Date)

Edenbrook Capital, LLC
By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Edenbrook Long Only Value Fund, LP
By:	/s/ Jonathan Brolin
Managing Member of Edenbrook Capital Partners, LLC
/s/ Jonathan Brolin
Jonathan Brolin

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this amendment to Schedule 13D, dated November 7, 2017, relating to the Class B Common Stock, par value $0.01 of Marchex, Inc. shall be filed on behalf of the undersigned.

November 7, 2017
(Date)

Edenbrook Capital, LLC
By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Edenbrook Long Only Value Fund, LP
By:	/s/ Jonathan Brolin
Managing Member of Edenbrook Capital Partners, LLC
/s/ Jonathan Brolin
Jonathan Brolin

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

TRANSACTION DATE	TITLE OF CLASS	NUMBER OF SHARES PURCHASED	NUMBER OF SHARES SOLD	PRICE PER SHARE
10/23/2017	Class B Common	100		3.0100
10/24/2017	Class B Common	11,545		3.0600
11/1/2017	Class B Common	962		3.0500
11/2/2017	Class B Common	366		3.0500
11/3/2017	Class B Common	31,642		3.0901
11/3/2017	Class B Common	300,000		3.1000
11/3/2017	Class B Common	9,469		3.0759
11/6/2017	Class B Common	300,000		3.1500